UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2012

Commission File 001 — 33175

Sterlite Industries (India) Limited

(Exact name of registrant as specified in the charter)

SIPCOT Industrial Complex

Madurai Bypass Road

T.V. Puram PO, Tuticorin,

Tamil Nadu 628 002, India

+91-22-0461 4242591

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Signature

SIGNATURE
EXHIBIT INDEX
Ex-99.1 Notice of 37th Annual General Meeting
Ex-99.2 Annual Report to Shareholders for the fiscal year ended March 31, 2012

Other Events

Sterlite Industries (India) Limited (the “Company”) distributed the Company’s Notice of 37th Annual General Meeting dated July 14, 2012 and Annual Report to Shareholders for the fiscal year ended March 31, 2012 (the “Annual Report”). The Annual Report is accompanied by its letter to shareholders and includes the Company’s financial statements under Indian GAAP for the fiscal year ended March 31, 2012.

Copies of the Company’s Notice of 37th Annual General Meeting and of the Company’s Annual Report is attached as Exhibit 99.1.

Exhibits

99.1	Notice of 37th Annual General Meeting.

99.2	Annual Report to Shareholders for the fiscal year ended March 31, 2012 are attached as Exhibit 99.1 and Exhibit 99.2, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2012

STERLITE INDUSTRIES (INDIA) LIMITED

By:	/s/ Din Dayal Jalan
Name:	Din Dayal Jalan
Title:	Chief Financial Officer